

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2021

Steven D. Harr, M.D.
President and Chief Executive Officer
Sana Biotechnology, Inc.
188 East Blaine Street, Suite 400
Seattle, Washington 98102

> **Re: Sana Biotechnology, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 13, 2021**
> **File No. 333-252061**

Dear Dr. Harr:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Business
Preclinical Development of Hypoimmune Cells, page 156

1. Please remove the reference to "promising" early results from the NHP hypoimmune iPSC transplantation experiments in this section.

Financial statements for the interim period ended September 30, 2020
17. Subsequent Events, page F-58

2. Please tell us why you have not disclosed any significant equity issuances such as the options granted since September 30, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner at 202-551-3744 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian J. Cuneo, Esq.